                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                    TELE-COMMUNICATIONS INTERNATIONAL, INC.
                    ---------------------------------------
                               (Name of Issuer)


                    Series A Common Stock, $1.00 par value
                    --------------------------------------
                        (Title of Class of Securities)


                                   87924H102
                                   ---------
                                (CUSIP Number)


     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111  (303-267-5500)
   ------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 13, 1998
                                 -------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Exhibit Index is on Page n/a
                                                  ---

Cusip No. 87924H102

--------------------------------------------------------------------------------
     (1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.

--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
     (3)    SEC Use Only

--------------------------------------------------------------------------------
     (4)    Source of Funds
            OO, WC

--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [_]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          Delaware

--------------------------------------------------------------------------------
 Number of       (7)  Sole Voting Power         97,950,000 Shares*
Shares Bene-
  ficially            ----------------------------------------------------------
 Owned by        (8)  Shared Voting Power       0 Shares
Each Report-
 ing Person           ----------------------------------------------------------
   With          (9)  Sole Dispositive Power    97,950,000 Shares*

                      ----------------------------------------------------------
                (10)  Shared Dispositive Power  0 Shares

--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                        97,950,000 Shares*

--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

                        85%

--------------------------------------------------------------------------------
     (14) Type of Reporting Person

                        HC, CO

-------------------------
*Includes 11,700,000 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by TCI.

Cusip No. 87924H102

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                    TELE-COMMUNICATIONS INTERNATIONAL, INC.
                         (Commission File No. 0-26264)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the Series A Common Stock, $1.00 par value (the "Series A Common Stock"), of Tele-Communications International, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.


ITEM 2.  Identity and Background
         -----------------------

         Schedule 1 incorporated by reference in Item 2 of the Statement is hereby amended and supplemented by the new Schedule 1 attached hereto, which is incorporated herein by reference. All other provisions of Item 2 remain the same.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is hereby amended and supplemented by adding the following:

         On April 1, 1996, TCI purchased 450,000 shares of Series A Common Stock for $21.75 per share in a private transaction. TCI used working capital for such purchase.


ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 is hereby amended and supplemented by adding the following:

Cusip No. 87924H102

         As announced by the Issuer in a Press Release dated July 13, 1998, TCI, through a wholly-owned subsidiary, has submitted a proposal to the Issuer for the acquisition of all of the outstanding shares of Series A Common Stock not beneficially owned by TCI. Under the proposal, TINTA's stockholders would receive, in a merger transaction, for each share of Series A Common Stock owned by them, 0.58 of a share of TCI Series A Liberty Media Group Common Stock, $1.00 par value. TCI and the Issuer are currently negotiating a definitive merger agreement.

         Notwithstanding the foregoing, TCI may determine to change its proposal to acquire all outstanding shares of Series A Common Stock not beneficially owned by TCI. In determining any change to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Series A Common Stock. TCI reserves the right, depending on other relevant factors, to change its intention with respect to any or all of the matters referred to in this Item 4.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 is hereby amended and supplemented by adding the following:

         (a) TCI presently beneficially owns 86,250,000 shares of the Series A Common Stock and 11,700,000 shares of the Issuer's Series B Common Stock, which represents 85% of the outstanding voting securities of the Issuer and 92% of the combined voting power of the outstanding securities of the Issuer.

         The following Schedule 1 Persons beneficially own shares of the Series A Common Stock:

              Name                                No. of Shares
              ----                                -------------
     Robert R. Bennett             1,800
     Stephen M. Brett            100,000 (including options to acquire 100,000 shares)
     Paul A. Gould                95,000 (including options to acquire 50,000 shares)
     Leo J. Hindery, Jr.          50,000 (including options to acquire 50,000 shares)
     Gary S. Howard                  900
     Jerome H. Kern               50,000 (including options to acquire 50,000 shares)
     John C. Malone               50,000 (including options to acquire 50,000 shares)
     Bernard W. Schotters, II     56,200 (including options to acquire 50,000 shares)

         Other than as stated above, to the knowledge of TCI, none of the
Schedule 1 Persons has any interest in any securities of the Issuer.

         (b) TCI, through its wholly-owned subsidiary TCI Ventures Group, LLC, has the sole power to vote or to direct the voting of the shares of the Series A Common Stock that TCI beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Series A Common Stock.

         To the knowledge of TCI, the Schedule 1 Persons listed in (a) of this
Item 5 each have sole power to vote, or to direct the voting of, the shares of Series A Common Stock that they beneficially own, respectively. To the knowledge of TCI, the Schedule 1 Persons listed in (a) of this Item 5 each have sole power to dispose of, or to direct the disposition of, the shares of Series A Common Stock that they beneficially own, respectively.

Cusip No. 87924H102

          (c) Neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Series A Common Stock of the Issuer during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock beneficially owned by TCI. To the knowledge of TCI, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock owned by any of the Schedule 1 Persons listed in (a) of this Item 5, respectively.


                         [Signature on following page]

Cusip no. 87924H102


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


July __, 1998                               TELE-COMMUNICATIONS, INC.



                                            /s/ Bernard W. Schotters, II
                                            ----------------------------
                                            Bernard W. Schotters, II
                                            Senior Vice President and
                                            Treasurer

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                     of Tele-Communications, Inc. ("TCI")

                                   DIRECTORS
                                   ---------

Name                          Principal Occupation &                             Principal Business or Organization in
----                          Business Address                                   Which such Employment Is Conducted
                              ----------------------                             --------------------------------------

Donne F.  Fisher              Consultant & Director of TCI; Business             Cable television & telecommunications
                              Executive                                          & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111

John W. Gallivan              Director of TCI; Director of                       Newspaper publishing
                              Kearns-Tribune Corporation
                              400 Tribune Building
                              Salt Lake City, UT 84111

Paul A. Gould                 Director of TCI; an Executive Vice President       Investment banking services
                              and a Managing Director of
                              Allen & Company Incorporated
                              711 5th Avenue
                              New York, New York 10022

Leo J. Hindery, Jr.           President and Director of TCI                      Cable television & telecommunications
                              5619 DTC Parkway                                   & programming services
                              Englewood, CO 80111

Jerome H. Kern                Vice Chairman of the Board & a Director            Business Consulting; Law
                              of TCI; Consultant; Special Counsel
                              to Baker & Botts, L.L.P.
                              5619 DTC Parkway
                              Englewood, CO 80111

Kim Magness                   Director of TCI; Business Executive                Management of various business
                              4000 E. Belleview                                  enterprises
                              Englewood, CO 80111

John C. Malone                Chairman of the Board, Chief Executive             Cable television & telecommunications
                              Officer & a Director of TCI                        & programming services
                              5619 DTC Parkway
                              Englewood, CO 80111

Robert A. Naify               Director of TCI; President & Chief Executive       Provider of services to the motion
                              Officer of Todd-AO Corporation                     picture industry
                              172 Golden Gate Avenue
                              San Francisco, CA 94102

Name                         Principal Occupation &                           Principal Business or Organization in
----                         Business Address                                 Which such Employment Is Conducted
                             ----------------------                           --------------------------------------

J C Sparkman                 Consultant & Director of TCI                     Cable television & telecommunications
                             5619 DTC Parkway                                 & programming services
                             Englewood, CO 80111


                              EXECUTIVE OFFICERS
                              ------------------

Robert R. Bennett            Executive Vice President of TCI                  Cable television & telecommunications
                             5619 DTC Parkway                                 & programming services
                             Englewood, CO 80111

Gary K. Bracken              Executive Vice President & Controller            Cable television & telecommunications
                             of TCI Communications, Inc.                      & programming services
                             5619 DTC Parkway
                             Englewood, CO 80111

Stephen M. Brett             Executive Vice President, Secretary              Cable television & telecommunications
                             & General Counsel of TCI                         & programming services
                             5619 DTC Parkway
                             Englewood, CO 80111

Gary S. Howard               Executive Vice President of TCI                  Cable television & telecommunications
                             5619 DTC Parkway                                 & programming services
                             Englewood, CO 80111

Marvin L. Jones              Executive Vice President of TCI                  Cable television & telecommunications
                             5619 DTC Parkway                                 & programming services
                             Englewood, CO 80111

Ann M. Koets                 Executive Vice President of                      Cable television & telecommunications
                             TCI Communications, Inc.                         & programming services
                             5619 DTC Parkway
                             Englewood, CO 80111

Larry E. Romrell             Executive Vice President of TCI                  Cable television & telecommunications
                             5619 DTC Parkway                                 & programming services
                             Englewood, CO 80111

Bernard W.                   Senior Vice President & Treasurer of TCI         Cable television & telecommunications
Schotters, II                5619 DTC Parkway                                 & programming services
                             Englewood, CO 80111
